EXHIBIT 3.3

GOLDEN OVAL EGGS, LLC

CERTIFICATE OF DESIGNATION
CLASS B UNITS

I, the undersigned officer of Golden Oval Eggs, LLC, a Delaware limited liability company, (the “Company”) HEREBY CERTIFY:

That, effective September 1, 2004, Golden Oval Eggs, LLC adopted through the plan of merger the Amended and Restated Limited Liability Company Agreement to which this Certificate of Designation is incorporated as part of the Limited Liability Company Agreement of the Company.

That, effective June 30, 2006, (the “Closing”), pursuant to the authority conferred upon the Board of Managers by the Amended and Restated Limited Liability Company Agreement of the Company (“Company Agreement”), the Board of Managers adopted the following resolutions creating “Class B Units” to be issued by the Company, designating the relative rights, preferences, privileges and limitations of the Class B Units, and authorizing the undersigned officer to certify and execute this Certificate of Designation.

WHEREAS, under the Company Agreement, the Board of Managers is authorized, by the adoption of resolutions and without the approval of the members of the Company, to amend the Company Agreement to permit the issuance of Class B Units, to establish the number of Class B Units and to fix the designation, relative rights, preferences, privileges and limitations of the Class B Units; and

WHEREAS, the Board of Managers believes it to be in the best interest of the Company to set forth the relative rights, preferences, privileges and limitations of the Company’s Class B Units as set forth below:

DESIGNATION OF CLASS B UNITS

NOW, THEREFORE, BE IT RESOLVED, that the Board of Managers hereby designates a new class consisting of (a) 697,350 authorized limited liability company units, and (b) that number of additional authorized limited liability company units that may become issuable under that certain Warrant issued by the Company to Land O’Lakes, Inc. as of June 30, 2006, all to be issued by the Company as “Class B Units.”  Subject to applicable law and the provisions of the Amended and Restated Limited Liability Company Agreement, as amended by this Certificate of Designation, the Class B Units shall have the rights, preferences, privileges and limitations set forth below. This Certificate of Designation shall constitute an amendment of the Company Agreement.  In the event of any conflict between the provisions of this Certificate of Designation and the Company Agreement prior to the adoption of the Certificate of Designation, the provisions of this Certificate of Designation shall control.  All other terms and conditions of the Company Agreement shall remain in full force and effect, applying to the Class B Units as well as the Class A Units established under the Company Agreement.  All terms used in this Certificate of Designation shall have the meanings ascribed to them in the Company Agreement, unless specifically defined in this Certificate of Designation.

1.             Admission of Land O’Lakes, Inc. as Class B Member.  Land O’Lakes, Inc. is hereby admitted as a Class B Member of the Company, and the execution of this Certificate of Designation by the undersigned officer under authority of the Board of Managers shall constitute prima facie evidence of the admission of Land O’ Lakes, Inc. as a Class B Member pursuant to Section 4.3(b) of the Company Agreement.  Class B Members must hold a minimum of 2,000 Class B Units.

2.             Non-Competitive Activities.  Land O’Lakes as a member of the Company shall not be deemed or determined to be a competitor of the Company under Section 2.9 or Section 5.3(e) of the Company’s limited liability company agreement by virtue of its ownership or participation in the shell egg business generally and participation as it relates to Land O’Lakes ownership in (1) Moark, LLC, Hi-Point Industries, LLC, Norco Ranch, Inc., and Moark Egg Corporation, or (2) a joint venture involving egg products in which the current shell egg business is repositioned, provided, however, if Land O’ Lakes or its agents, employees, or personnel has a role in governance or management of the joint venture, Land O’Lakes shall forfeit its observational rights under Section 3, unless otherwise agreed to in writing by Golden Oval.

3.             Relationship to Class A Units.  Except as expressly provided in this Certificate of Designation, the Interest of the Class B Units and the holders of Class B Units shall be equal in all respects to those of the Class A Units and the holders of Class A Units.  Land O’Lakes shall have the right to designate a person to have observational rights for all Company Board of Managers meetings, whether scheduled or specifically called during the period when:  (1) Land O’Lakes is in compliance with Section 2 above and the Company is indebted to Land O’Lakes under a subordinated loan or note (the “Subordinated Note”) as part of the transaction to acquire assets from Moark, LLC and others (the “Transaction”); (2) Land O’Lakes is a member holding Class B Units; or (3) the period for the Earn Out under Section 3.1(b) of the Asset Purchase Agreement; whichever of the three periods is longer.  Any observational rights shall be conducted solely for the purpose of Land O’Lakes, Inc. being informed about the capability of Golden Oval to repay the Subordinated Note, Land O’Lakes’ ownership interests in the Company, and the information received by Land O’Lakes through the observational rights is restricted and may not be disseminated or used within Land O’Lakes or by the person conducting the observational rights for any purpose whatsoever other than to evaluate Golden Oval for purposes of the Subordinated Note.  The Chair of the Golden Oval Board of Managers may dismiss the Land O’Lakes’ observational rights designee for the agenda items or Board discussion of any Board meeting, and preclude receipt of any written or other informational materials, relating to topics concerning a conflict of interest with Land O’Lakes or one of its subsidiaries, or a conflict or dispute regarding the assets or liabilities arising out of the Asset Purchase and Sale Agreement between Moark, LLC and its affiliates and Golden Oval Eggs, LLC and GOECA, LP relating to those Sellers or Land O’Lakes, or a strategic business plan of Golden Oval that competes with Land O’Lakes, its subsidiaries or Land O’Lakes’ business affiliates.  Upon request, the Chair, within three (3) business days, must provide the reasons for dismissal of the observational rights in writing to Land O’Lakes in a manner that does not disclose the information that is restricted.  The corresponding notice provisions related to the Board of Managers meetings shall apply to the Class B Unitholder in all regards as long as the Class B Unitholder has observational rights under this Section 3.  Without limiting the foregoing, and notwithstanding any provision to the contrary in the Company Agreement, the Company may not (1) create a class or series of units having rights, powers, preferences or privileges greater or superior in any respect to the Class B Units or the holders of Class B Units, unless the provisions apply equally to Class A Units and the holders of Class A Units; or (2) amend the Company Agreement or any Appendices thereto if the amendment would modify the limited liability of a Class A and Class B Unitholder, or the voting rights or Interest of a Class A and B Unitholder in Profits, Losses, other items of income or loss, or any Distributions unequally where the amendment adversely affects only the Class B Unitholder.  It is the intention of the Company that, except for those express provisions set forth in this Certificate of Designation, the Interests and rights, powers, preferences and privileges of Class A Units and the holders of Class A Units, shall be identical to the Interests and rights, powers, preferences and privileges of Class B Units and the holders of Class B Units, whether with respect to each other or with respect to additional classes of units created under the Company Agreement.

4.             No Amendment.  This Certificate of Designation may not be amended without the prior written consent of all holders of Class B Units.

5.             Class B Member Voting Rights.  Class B Members are entitled to one (1) vote for each Class B Unit held by the Class B Member.  Except where the Act requires a class vote notwithstanding the Company Agreement on matters submitted to a vote of the Members of the Company pursuant to Section 4.4 of the Agreement, all votes cast by the Class B Member by virtue of ownership of Class B Units shall be counted with all votes cast by Class A Members by virtue of ownership of Class A Units in determining whether a matter requiring a Member vote has been adopted and approved by the Members.  Except as to matters to which the Act requires a class vote notwithstanding the Company Agreement, the Class B Units shall not be voted as a class separate from the Class A Units.

6.             Distribution and Allocations.  Prior to the Closing, Profits or Losses shall not be allocated to the Class B Units or the holders of Class B Units.  On and after the Closing, Profits and Losses shall be allocated to the Class B Units and the holders of Class B Units in accordance with the Company Agreement.  At all times following the Closing, Liquidating Distributions shall be made to the Class B Units and the holders of Class B Units in accordance with the Company Agreement.

7.             Class Percentage.  For purposes of the Company Agreement, as amended by this Certificate of Designation, the term “Class Percentage” shall mean the percentages of allocations among the different classes of Units shown on the Unit Ledger attached to the Company Agreement as Addendum A, as the Unit Ledger is adjusted from time to time in accordance with the Company Agreement.  As of the effective date of this Designation the Company has 4,702,677 Class A Units outstanding. The Class Percentage of the Class B Units is 12.91% upon designation of the Class B Units.

8.             Transfer.  Class B Units are transferable only with the approval of the Board of Managers, in accordance with the Company Agreement, as amended from time to time, and any transfer policies and procedures adopted by the Board of Managers from time to time as provided in the Company Agreement.  Notwithstanding the foregoing, however, Class B Units may be pledged as collateral to support the Unitholder’s own financing, subject to the transfer provisions in the Company Agreement.

9.             Pre-Emptive Rights.

(a)           Procedure to Purchase Additional Units.  Except as set forth in Section 9(b) below, the Class B Member (for purposes of this Section, a “Qualified Member”) shall have the pre-emptive rights provided for in this Section.  A pre-emptive right under this Section is the right of a Qualified Member to make additional Capital Contributions of a certain amount to purchase Units before the Company may accept additional Capital Contributions from other Persons or may enter into contribution allowance agreements with other Persons.  If the Board of Managers determines that additional capital is required and proposes to accept additional Capital Contributions and issue additional Units, the Board shall cause notice to be given to the Qualified Member at least twenty days prior to the date by which the Qualified Member must exercise a pre-emptive right.  The notice must contain:  (1) the extent of the Member’s pre-emptive right; the method used to determine the Member’s pre-emptive right; the terms and conditions upon which the Member may make an additional Capital Contribution to purchase additional Units; and (2) the time within which and the method by which the Member must exercise the right.  The extent to which the Qualified Member may make an additional Capital Contribution to purchase additional Units or obtain a right to make an additional Capital Contribution under a contribution allowance agreement to purchase additional Units, by exercise of a pre-emptive right, is the percentage of the number of Units held by the Qualified Member before the contribution to the total number of Units issued and outstanding before the contribution is multiplied by the amount of additional Capital Contributions and additional Units the Board is proposing to accept and issue.  The Qualified Member may waive a pre-emptive right in writing.  The waiver is binding upon the Qualified Member whether or not consideration has been given for the waiver.  Unless otherwise provided in the waiver, a waiver of pre-emptive rights is effective only for the proposed contribution or contribution allowance agreements described in the waiver.  If the Qualified Member does not exercise pre-emptive rights under this Section, then for a period of ninety days after the date fixed by the Board for the exercise of those pre-emptive rights and to the extent of the pre-emptive rights not exercised, the Board may accept additional Capital Contributions for the purchase of additional Units or make contribution allowance agreements for the purchase of additional Units on terms no less favorable to the Company that those offered to the Qualified Member.  Nothing in this Section eliminates or reduces the quantum of Manager consent required to accept additional capital contributions or issue Units under the Company Agreement.

(b)           Exceptions to Preemptive Rights.  The provisions of Section 9(a) shall not be applicable to, and no pre-emptive rights shall arise as to, additional Capital Contributions or contribution allowance agreements to purchase additional Units made or entered into with respect to:  (1) the issuance of options to purchase Units granted to employees, consultants or Managers of the Company approved by the Board or pursuant to any plan or arrangement approved by the Board, including the issuance of Units upon exercise of the options; (2) securities issued or issuable to lending or leasing institutions in connection with the Company’s debt, equipment leasing or other non-equity financing approved by the Board; (3) securities issued or issuable in connection with a bona fide business acquisition by the Company, whether by plan of merger, consolidation, sale of assets, sale or exchange of equity interests or otherwise; or (4) contributions to be made in a form other than money, provided such non-money contribution shall have been approved by the Class B Unitholder and all of the Managers then in office.

(c)           No Additional Capital Contribution Required.  The Class B Unitholder may elect to participate in future capital contributions pursuant to the procedures in this Section 9.  Nothing stated herein or in the Company Agreement, however, shall require the Class B Unitholder to make additional capital contributions in any round at any time.

10.           Non-Dilution of Unit Value.

(a)           Make Whole Provision. If the Class B Unitholder does not exercise pre-emptive rights under Section 9 and if the Company issues Units at an equivalent value of less than $7.17 per Unit for the Units acquired by the Class B Unitholder under this Certificate of Designation, then, for so long as the Company is indebted to Land O’Lakes, Inc., the Company shall issue additional units to the Class B Unitholder so that the consideration value paid for the Class B Units is not diluted by the additional capital contributions.

(b)           Exceptions to Non Dilution Provisions.  The provisions of Section 10 shall not be applicable to, and no non-dilution rights shall arise as to, additional Capital Contributions or contribution allowance agreements to purchase additional Units made or entered into with respect to:  (1) the issuance of options to purchase Units granted to employees, consultants or Managers of the Company approved by the Board or pursuant to any plan or arrangement approved by the Board, including the issuance of Units upon exercise of the options; (2) securities issued or issuable to lending or leasing institutions in connection with the Company’s debt, equipment leasing or other non-equity financing approved by the Board, including, without limitation, the Warrant issued to Land O’Lakes, Inc. as of June 30, 2006; (3) securities issued or issuable in connection with a bona fide business acquisition by the Company, whether by plan of merger, consolidation, sale of assets, sale or exchange of equity interests or otherwise; or (4) contributions to be made in a form other than money, provided such non-money contribution shall have been approved by the Class B Unitholder and all of the Managers then in office.

11.           Conversion to Class A Units.  The Class B Unitholder shall have the right to convert the Class B Units to Class A Units on a basis of one Class B Unit for one Class A Unit.

12.           Membership Qualification.  In connection with the establishment of the Class B Units, the Board of Managers does hereby amend Section 4.2(a) of the Company Agreement to indicate that Class A Members must hold at least 2,000 Class A Units and that Class B Members must hold at least 2,000 Class B Units.

IN WITNESS WHEREOF, I have executed this Certificate and do affirm the foregoing as true and correct, as of this 30th day of June, 2006.

GOLDEN OVAL EGGS, LLC

By:	/s/ Dana Persson

Its:	President & Chief Executive Officer

Name:	Dana Persson